FORM 5

[ ] Check this box if no longer
    subject to Section 16.  Form
    4 or Form 5 obligations may
    Continue.  See instructions
    1(b).

[ ] Form 3 Holdings Reported

[ ] Form 4 Transactions Reported



                            U.S. SECURITIES AND EXCHANGE
                              Washington, D.C. 20549

        ANNUAL STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP OF SECURITIES

     Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
        Section 17(a) of the Public Utility Holding Company Act of 1935 or
                Section 20(f) of the Investment Company Act of 1949


1.  Name and Address of Reporting Person
          Cole                        Lee
         (Last)                      (First)                   (Middle)

      32 Haymarket Street
         (Street)

          London                  United Kingdom              SW1Y4TP
          (City)                     (State)                 (Zip Code)

2.  Issuer Name and Ticker or Trading Symbol  CI4NET.com Inc. ("Ci4net")
                                                                CIFN.OB

3.  IRS or Social Security Number of Reporting Person (Voluntary)

4.  Statement for Month/Year        1/00

5.  If Amendment, Date of Original (month/year)

6.  Relationship of Reporting Person to Issuer (Check all applicable)
     x    Director     x   10% Owner   x   Officer (give title
   ______ Other (specify)                            below) Vice Chairman




              Table I - Non- Derivative Securities Beneficially Owned

1.  Title of Security      (Instr. 4)
    -------------------
    Common Stock (1)


2.  Transaction Date (month/day/year)
    --------------------------------
    12/20/99


3.  Transaction Code        (Instr. 8)
    ----------------
    3.5 (1)


4.  Securities Acquired (A) or Disposed of (D)      (Instr. 3, 4 and 5)
    ------------------------------------------
         Amount              (A) or (D)          Price
        1,000,000               (A)              See below (1)

5.  Amount of Securities Beneficially Owned at End of Month    (Instr. 3 and 4)
    ---------------------------------------
    1,000,000

6.  Ownership Form:       Direct (D) or Indirect (I)       (Instr. 4)
    -----------------------------------------------
    I

7.  Nature of Indirect Beneficial      Ownership (Instr. 4)
    -----------------------------
    By Melchrisea Holdings Limited (2)


Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.


Table II - Derivative Securities Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)

1.  Title of Derivative Security      (Instr. 4)


2.  Conversion or Exercise Price of Derivative Security


3.  Transaction Date (month/day/year)


4.  Transaction Code           (Instr. 8)


5.  Number of Derivative Securities Acquired (A) or Disposed of (D)


6.  Date Exercisable and Expiration Date (Month/Day/ Year)


7.  Title and Amount of Securities Underlying Derivative Security (Instr. 4)


8.  Price of Derivative Security    (Instr. 5)


9.  Number of Derivative Securities Beneficially Owned at End of Year
                                                                     (Instr. 4)

10. Ownership form of Derivative Security: Direct (D) or Indirect (I)
                                                                     (Instr. 5)

11. Nature of Indirect Beneficial Ownership  (Instr. 4)





Explanation of Responses:

(1) On December 20, 1999 the issuer, then known as Leisure Concepts International, acquired CI4NET.com Inc. ("Old Ci4net") of which Lee Cole was a shareholder. As part of the acquisition, in consideration for Mr. Cole's shares of Old Ci4net, Mr. Cole was issued 1,000,000 shares of the Issuer on a post reverse-split basis.

(2) Mr. Cole is the principal stockholder of Melchrisea Holdings Ltd., whose address is 25 Turnball Lane, Gibraltar.

                                           MELCHRISEA HOLDINGS LTD.

                                           By: /s/ Lee Cole        May 30, 2000
                                           ** Authorized Signatory     Date


                                           LEE COLE

                                           By: /s/ Lee Cole        May 30, 2000
                                           ** Signature of             Date
                                              Reporting Person



** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.
See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).
Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient,
See Instruction 6 for procedure.